

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 17, 2010

Victor J. Coleman
Chief Executive Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Suite 1600
Los Angeles, California 90025

> **Re:** **Hudson Pacific Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 16, 2010**
> **File No. 333-164916**

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. We note that most of the statistical and economic market data included in your prospectus is derived from market information prepared by Rosen Consulting Group. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Furthermore, to the extent that you paid Rosen Consulting Group a fee for its services, please disclose as such.

3. We note that Mr. Coleman and the Farallon Funds will purchase shares from you in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007).

4. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5. Please update your financial information in accordance with Rule 3-12 of Regulation S-X.

Outside Front Cover Page of the Prospectus

6. Please remove the reference to the "Joint Book-Running Managers" from the outside front cover page of the prospectus. See Item 501(b) of Regulation S-K.

Table of Contents, page i

7. We note your disclosure in this section that "[the company] cannot assure you of the accuracy or completeness of the data." Please remove this statement for it may be viewed as a disclaimer by you.

Prospectus Summary, page 1

8. Please clearly identify your promoters as Messrs. Coleman and Stern in this section. To the extent there are other promoters, please disclose as such. Please refer to Item 11(d) of Form S-11.

9. We note your summary contains a lengthy description of your market opportunity and competitive strengths. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

10. Please remove from the summary section the performance and valuation information for companies other than the issuer. This information is not appropriate for the prospectus summary. By way of example, please remove your discussion of

"enterprise value" and growth in square footage with respect to Arden Realty as well as the aggregate purchase price of properties.

Our Properties, page 7

11. Reference is made to footnote (1). We note the annualized rent for your commenced leases is based on the cash rents to be received instead of revenue recognized on a straight-lined basis. To the extent you believe it is meaningful to show the cash receipts for your initial portfolio for the 12 months subsequent to the closing of the transaction, it is unclear why the signed uncommenced leases are not also reflected on the same cash basis. In this regard, the cash effects of uncommenced leases in the initial period subsequent to the transaction should take into account the free rent period in your results. Please advise. In addition, clarify the effects of presenting the non-gross leases on a grossed up basis.

12. Please clarify how anticipated lease expirations are reflected in the pro forma and annualized information presented.

Structure and Formation of Our Company, page 9

13. We note that you plan to own, directly or indirectly, the properties currently being own by the property entities, in which Hudson Capital LLC, the Farallon Funds, the Morgan Stanley Investment Partnership and/or third parties own a direct or indirect interest. Please disclose in your filing the percentage interest that Hudson Capital LLC, the Farallon Funds, the Morgan Stanley Investment Partnership and/or third parties currently hold in these property entities. Please also disclose the percentage interest in these entities that the company plans to acquire.

Risk Factors, page 22

14. We note your disclosure in the MD&A section and on pages F-20 and F-31 that the financial statements have been prepared assuming that the SGS Realty II, one of the entities that comprises your predecessor, will continue as a going concern. Please include a risk factor, which discusses the substantial doubt about SGS Realty II's ability to continue as a going concern, and place it at the beginning of your risk factors section. This risk factor should discuss the risks to you from the possibility that SGS Realty II may be unable to extend or refinance its secured debt of $115,000,000 that came due on March 14, 2010. Also, please update the disclosure in the MD&A section on page 67 to discuss whether any extension or refinancing of the debt has been entered into.

15. Each risk factor should contain a single, discreet risk. We note that several of your risk factors present multiple risks. For example, please revise the following risk factors:

   - "We may be unable to identify and complete acquisitions of properties that meet our criteria . . . ," page 23;

   - "We expect to have approximately $94.3 million of indebtedness outstanding following the offering . . . ," page 25;

   - "We have a limited operating history and may not be able to operate our business successfully . . . ," page 27;

   - "The consideration we will pay for the properties and assets to be acquired by us in the formation . . . ," page 29; and

   - "Our performance and value are subject to risks associates with real estate assets . . . ," page 32.

Risks Related to Our Properties and Our Business, page 22

"All of our properties are located in California . . . ," page 22

16. Risk factors should be detailed enough so that investors can appreciate the potential magnitude of the risk. Here, you discuss the specific risk presented by having properties solely in California. Please discuss in more detail if your properties have been affected by the adverse developments that have occurred in California recently. Please note that this comment also applies to the risk factor titled, "Adverse economic and geographical conditions and dislocations . . . ," which appears on page 26.

"We are a holding company with no direct operations . . . ," page 40

17. As you note in the second paragraph of this risk factor, shareholders will not have any voting rights with respect to issuances of common units to third parties. We also note that the issuances of common units would also affect the amount of distributions to the company. Please revise the subheading and risk factor or include a separate risk factor that discusses these risks.

Dividend Policy, page 51

18. We note your intention to include an annual dividend rate along with the representation that you plan to maintain this initial dividend rate for the 12-month period following the offering. To the extent you discuss a projected dividend, it

should be supported with a tabular presentation of cash available for distribution for the 12 months following the offering. Please advise or revise as appropriate.

19. Clarify if you anticipate a portion of your dividend will represent a return of capital and if so, disclose the percentage representing a return of capital. Lastly, consider whether the payout should be characterized as a distribution rather than a dividend.

20. Further to our previous comments, we note that you have projected your initial dividend distribution for the 12-month period following completion of this offering. Please identify the potential sources for distributions. To the extent that you believe the source will be from the projected cash flows from the properties that you have identified, please also illustrate in the prospectus your 12-month projected cash available for distribution and then show the ratio of the projected available cash and the projected dividend distribution.

Selected Financial Data, page 55

21. Pro forma diluted funds from operations per share should be included within the Other Data section of your Selected Financial Data.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Results of Operations, page 64

22. Please describe what types of expenses comprised your general and administrative expenses for the nine months ended September 30, 2009.

Comparison of year ended December 31, 2008 to period ended December 31, 2007, page 66

23. We note that your predecessor had a net loss for the years ended December 31, 2007 and 2008. Please disclose the reasons why your predecessor had these net losses. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 67

24. Clarify if you have a firm commitment from an institution to obtain the secured credit facility referenced in your disclosure.

Contractual Obligations, page 70

25. Your contractual obligation table appears to be mathematically inaccurate. Please revise accordingly.

Business and Properties, page 83

26. We note your disclosure throughout the prospectus regarding management's prior experience and performance with Arden Realty. If you choose to retain this prior experience and performance information, please expand the disclosure to provide a more complete and balanced discussion. In order to balance the disclosure, please consider the need to describe any prior business activities in which your management participated in which the results were not favorable. Please also consider the need to disclose performance results that are not positive. For example, we note that Arden Realty's income from continuing operations decreased from $74.4 million in 2001 to $22.0 million in 2005.

27. We also note your disclosure regarding different valuations of Arden Realty, including its "$4.8 billion in total enterprise value, compared to an enterprise value of $600 million at the time of its initial public offering." Please explain further why enterprise value is an appropriate valuation measure and how the amounts were determined. As commented upon above, please also balance your disclosure of these measurements.

28. We note your disclosure regarding a comparison of total return to stockholders of Arden Realty versus the total return for the MSCI US REIT Index. Explain the basis for your total return calculations and discuss the differences between the portfolios of Arden Realty and the investment strategies of companies that comprise the MSCI US REIT Index.

Acquisition Pipeline, page 87

29. We note that you are in the process of evaluating and discussing "several off-market acquisition opportunities." Please more fully describe these potential acquisitions, the status of any negotiations and include appropriate Risk Factor disclosure, as applicable.

Our Initial Portfolio, page 88

30. We note that throughout the prospectus, you state that you may "directly or indirectly" own the property discussed. For each of the eight properties in your initial portfolio, please disclose your specific ownership in it. Please refer to Item 14(b) of Form S-11. If you do not have full ownership of such properties, please consider adding a related risk factor to the risk factor section.

Office Portfolio, page 90

Description of Our Office Properties, page 92

Technicolor Building, Hollywood, California, page 99

31. We note the Technicolor Building is 100% leased to a single tenant, Technicolor, through May 31, 2020. To the extent this tenant is under a net lease and represents a significant credit concentration, please tell us how you determined whether summarized financial information should have been provided.

Tierrasanta, San Diego, California, page 100

32. Please disclose the percent leased and the annualized net effective rent per leased square foot of your Tierrasanta Property for the last five years or advise.

Description of Our Media and Entertainment Properties, page 105

33. Please disclose the schedule of lease expirations for each of the ten years starting with the year this registration statement was filed for your media and entertainment properties in tabular format.

Regulation, page 109

Environmental Matters, page 110

34. Please describe "Phase I environmental site assessments" in a clear, plain language.

Description of Stock, page 164

35. Please disclose the amount of authorized shares as stated in your organizational documents or advise.

Common Stock, page 164

36. We note your statement that all shares of common stock will be "duly authorized, validly issued, fully paid and nonassessable." Please note that this is a legal conclusion to be determined by counsel. Please remove this language from your prospectus or attribute this statement to counsel and file counsel's consent to be named in this section.

Federal Income Tax Considerations, page 180

37. We note your statement that Latham & Watkins LLP is expected to render an
    opinion that you are organized in conformity with the requirements for qualification
    and taxation as a REIT. Please revise your disclosure prior to effectiveness that
    counsel has rendered such opinion.

Underwriting, page 203

38. Please revise to briefly describe the "certain liabilities" for which you have agreed to
    indemnify the underwriters. Refer to Item 508(g) of Regulation S-K.

Pro Forma Consolidated Financial Statements, page F-1

39. We note that the predecessor includes the combined financial information of the
    entities that own Sunset Gower, Sunset Bronson, City Plaza and Technicolor
    properties as it represents the properties in the company's initial portfolio. Please
    disclose the factors used by the company in determining what entities represent the
    predecessor business and the relationship of these entities that support a combined
    financial statement presentation

40. Please tell us why the pro forma impact of the acquisitions of City Plaza and Sunset
    Bronsen are not reflected in the pro forma statements of operations from January 1,
    2008.

Pro Forma Combined Statements of Operations, page F-5

41. Please tell us how your presentation of non-controlling interest is in accordance with
    FASB ASC 810-10-55-4J. Similarly address the disclosures presented on pages 21
    and 55.

Note 1 – Adjustments to the Pro Forma Combined Balance Sheet, page F-7

42. Refer to Adjustment A and the identification of the acquiring entity. As discussed in
    the letter dated December 10, 2009 from the Division of Corporation Finance, Chief
    Accountant's Office, it is unclear how you determined the predecessor is the
    accounting acquirer. Please provide us your analysis of the particular facts and
    circumstances considered in FASB ASC 805-10-55-10 through 55-15 and each of
    the factors in ASC 805-10-55-12 for the REIT, predecessor and Hudson
    Management Company. Similarly advise how the cash consideration is evaluated as
    part of the formation transactions.

43. Please tell us what consideration was given to providing the breakdown of the financial condition for each of the entities comprising the predecessor similar to the presentation on pages F-11 through F-12 for the pro forma operations.

44. Refer to Adjustments C and G on pages F-8 and F-10, respectively. We note that a non-controlling partnership interest is being recognized in the financial statements of Hudson Capital, LLC. Please tell us what this non-controlling interest represents. In addition, update the preamble to your pro forma financial statements to clarify if you are purchasing 100% of the interests in the entities included in the formation transaction and if not, clarify the portion acquired for each entity.

45. Please clarify the date used in determining the fair value of the assets acquired and liabilities assumed. In addition, explain how you determined fair value, and whether independent appraisals were obtained, or if it was based on an internal analysis performed by management.

46. Please disclose a schedule showing the calculation and the allocation of the purchase price (including the value assigned to non-cash portions) for each of these acquisitions. Separately identify the cash consideration given, debt assumed, the number of shares issued and the type of equity instrument given (i.e. common stock, common units, preferred units) in the tabular presentation. Currently it is unclear the consideration given for each acquisition and how that relates to the fair value of the assets obtained.

47. Refer to Adjustment D on page F-8. Please disclose the estimated number of shares of common stock used in calculating the gross proceeds from the offering.

48. Refer to Adjustment E on pages F-8 through F-9. We note that members of the predecessor will contribute approximately $14.5 million, of which $10.6 million represents prepaid rents under the KTLA lease. We also note in Note 7 on page F-36 of the predecessor financial statements that the company recognized the prepaid rent related to this lease in its balance sheet for the periods ended September 30, 2009 and December 31, 2008. It appears the cash received related to this prepayment is already reflected in the historical financial statements of Sunset Bronson Entertainment Properties, LLC given that the related liability has been previously recognized. Please advise.

49. You indicate that the prior members in the predecessor entities will receive common units, which you valued at $69 million, *or* shares of common stock. However on page 10 you state in the first and third bullet points that Victor Coleman, Howard

Stern and the Farallon Funds, assuming they are the members in the predecessor entities that you are referring to, will receive shares of common stock *and* common units valued at $9 million in exchange of its interest in the property entities that that own the predecessor properties. Please explain the discrepancy.

50. Please also tell us what consideration was given in accounting for the common units issued to members that own the non-predecessor entities.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-4

51. Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Julian T.H. Kleindorfer, Esq.
     Bradley A. Helms, Esq.
     Latham & Watkins, LLP
     Via facsimile (213) 891-8763